UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)*

Under the Securities Exchange Act of 1934

MATTRESS FIRM HOLDING CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

        57722W106
(CUSIP Number)

David S. Winter 40 North Management LLC 9 West 57th Street, 30th Floor New York, New York 10019 (212) 821-1600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPIES TO:
Jeff Kochian, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000

             March 24, 2015
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following page(s)
Page 1 of 8 Pages

CUSIP No. 57722W106	Page 2 of 8 Pages

1           Names of Reporting Persons

40 NORTH MANAGEMENT LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

AF

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		2,371,244
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 2,371,244
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,371,244

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

6.77%

14           Type of Reporting Person (See Instructions)

IA

CUSIP No. 57722W106	Page 3 of 8 Pages

1           Names of Reporting Persons

40 NORTH INVESTMENTS LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC; OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 2,371,244
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		2,371,244

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,371,244

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

6.77%

14           Type of Reporting Person (See Instructions)

PN

CUSIP No. 57722W106	Page 4 of 8 Pages

1           Names of Reporting Persons

40 NORTH GP LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
c.	[ ]
d.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

AF

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 2,371,244
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		2,371,244

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,371,244

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

6.77%

14           Type of Reporting Person (See Instructions)

OO

CUSIP No. 57722W106	Page 5 of 8 Pages

1           Names of Reporting Persons

DAVID S. WINTER

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

AF

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 2,371,244
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		2,371,244

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,371,244

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

6.77%

14           Type of Reporting Person (See Instructions)

IN

CUSIP No. 57722W106	Page 6 of 8 Pages

1           Names of Reporting Persons

DAVID J. MILLSTONE

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

AF

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 2,371,244
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		2,371,244

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,371,244

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

6.77%

14           Type of Reporting Person (See Instructions)

IN

CUSIP No. 57722W106	Page 7 of 8 Pages

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 supplements the information set forth in the Schedule 13D filed by 40 North Management LLC, a Delaware limited liability company, 40 North Investments LP, a Delaware limited partnership, David S. Winter, an American citizen, and David J. Millstone, an American citizen, with the United States Securities and Exchange Commission (the “SEC”) on August 6, 2013, as heretofore amended (the “Schedule 13D”), relating to Common Stock, par value $0.01 per share (the “Shares”), of Mattress Firm Holding Corp., a Delaware corporation (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby supplementally amended as follows:

Item 2.                  Identity and Background.

This statement on Schedule 13D is filed on behalf of 40 North Management LLC, a Delaware limited liability company (“40 North Management”, which was formerly named 40 North Industries LLC), 40 North Investments LP, a Delaware limited partnership (“40 North Investments”), 40 North GP LLC, a Delaware limited liability company (“40 North GP”), David S. Winter, an American citizen, and David J. Millstone, an American citizen (collectively, the “Reporting Persons”).  This statement relates to Shares held for the account of 40 North Investments. The principal business of 40 North GP is to serve as general partner of 40 North Investments.  40 North Management serves as principal investment manager to 40 North Investments. As such, 40 North Management has been granted investment discretion over portfolio investments, including the Shares, held for the account of 40 North Investments. David S. Winter and David J. Millstone serve as the sole members and principals of 40 North Management and as the sole members and principals of 40 North GP.  The principal business address of each of the Reporting Persons is 9 West 57th Street, 30th Floor, New York, New York 10019.  A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                  Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

All of the Shares reported herein were purchased by 40 North Investments using its working capital and on margin.  The total purchase price for the Shares reported herein was $83,429,592.  The Reporting Persons’ margin transactions are with 40 North Investments’ usual brokers, on such brokers’ usual terms and conditions.  All or part of the Shares owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons. Such indebtedness may be refinanced with other banks or broker dealers.

CUSIP No. 57722W106	Page 8 of 8 Pages

Item 5.                  Interest in Securities of the Issuer.

(a) – (b) Each of 40 North Management, 40 North Investments, 40 North GP, Mr. Winter, and Mr. Millstone may be deemed to be the beneficial owner of 2,371,244 Shares, which represent approximately 6.77% of the Issuer’s outstanding Shares.  40 North Management may be deemed to have sole power to vote and sole power to dispose of such Shares.  Each of 40 North Investments, 40 North GP, Mr. Winter, and Mr. Millstone may be deemed to have shared power to vote and shared power to dispose of such Shares.

The percentage in the immediately foregoing paragraph is calculated based on a total of 35,017,602 Shares outstanding as of November 28, 2014 (based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 3, 2014).

(c)           Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)           The limited partners of (or investors in) 40 North Investments, or its subsidiaries or affiliated entities, for which 40 North Management acts as principal investment manager and 40 North GP acts as general partner, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of 40 North Investments in accordance with their respective limited partnership interests (or investment percentages) in 40 North Investments.

(e)           Not applicable.

Item 7.                  Material to be Filed as Exhibits.

Exhibit 1 - Agreement between 40 North Management LLC, 40 North Investments LP, 40 North GP LLC, David S. Winter, and David J. Millstone to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit 2 - Transactions in the Shares effected in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 26, 2015	40 NORTH MANAGEMENT LLC

By: /s/ David S. Winter
David S. Winter
Principal

By: /s/ David J. Millstone
David J. Millstone
Principal

Date: March 26, 2015	40 NORTH INVESTMENTS LP
By 40 North GP LLC, its General Partner

By: /s/ David S. Winter
David S. Winter
Principal

By: /s/ David J. Millstone
David J. Millstone
Principal

Date: March 26, 2015	40 NORTH GP LLC

By: /s/ David S. Winter
David S. Winter
Principal

By: /s/ David J. Millstone
David J. Millstone
Principal

Date: March 26, 2015	DAVID S. WINTER

By: /s/ David S. Winter

Date: March 26, 2015	DAVID J. MILLSTONE

By: /s/ David J. Millstone

EXHIBIT 1

AGREEMENT
JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Mattress Firm Holding Corp., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: March 26, 2015	40 NORTH MANAGEMENT LLC

By: /s/ David S. Winter
David S. Winter
Principal

By: /s/ David J. Millstone
David J. Millstone
Principal

Date: March 26, 2015	40 NORTH INVESTMENTS LP
By 40 North GP LLC, its General Partner

By: /s/ David S. Winter
David S. Winter
Principal

By: /s/ David J. Millstone
David J. Millstone
Principal

Date: March 26, 2015	40 NORTH GP LLC

By: /s/ David S. Winter
David S. Winter
Principal

By: /s/ David J. Millstone
David J. Millstone
Principal

Date: March 26, 2015	DAVID S. WINTER

By: /s/ David S. Winter

Date: March 26, 2015	DAVID J. MILLSTONE

By: /s/ David J. Millstone

EXHIBIT 2

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 25, 2015.  All such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

Trade Date	For the Account of	Buy/Sell	Quantity	Price
3/20/2015	40 North Investments LP	Sell	(75,000)	66.79
3/23/2015	40 North Investments LP	Sell	(58,000)	69.28
3/24/2015	40 North Investments LP	Sell	(34,179)	69.05
3/24/2015	40 North Investments LP	Sell	(19,500)	69.23